UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant’s name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On June 7, 2023, LumiraDx Investment Limited, one of the subsidiaries of LumiraDx Limited (the “Company”), entered into a sixth amendment to that certain Loan Agreement, dated March 23, 2021 (as amended from time to time, the “Loan Agreement”), with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC (collectively, “Pharmakon”), as collateral agent, to provide for, among other things, revisions to the minimum net sales and the minimum liquidity covenants in the Loan Agreement and a two year extension to the term loan maturity date (the “Sixth Amendment”).

Pursuant to the Sixth Amendment, if the Company completes a Sixth Amendment Qualifying Financing (as defined in the Sixth Amendment), the Loan Agreement shall be amended as follows (i) the term loan maturity date will be extended to March 29, 2026, (ii) the minimum net sales covenant in the Loan Agreement, will be reset to be tested on a quarterly basis at the end of each fiscal quarter with respect to each trailing three-month period, as described in the Sixth Amendment, and (iii) the minimum liquidity covenant in the Loan Agreement will be reset to be tested daily, as described in the Sixth Amendment. There can be no assurance that the Company will be able to meet the minimum net sales and minimum liquidity thresholds that have been provided for in the Sixth Amendment.

In exchange for the amendments described above, the Company has agreed to, among other things, (a) pay additional payment-in-kind interest with respect to amounts outstanding under the Loan Agreement in an amount equal to three month term SOFR as applicable from time to time; (b) if the Company completes a Sixth Amendment Qualifying Financing, comply with new financial covenants with respect to the maximum adjusted operating expenses and the minimum adjusted operating income/(loss) of the Company, each to be tested quarterly at the end of each fiscal quarter with respect to each trailing three-month period (each as more particularly described in the Sixth Amendment); (c) amend or replace that certain Warrant Instrument, dated September 28, 2021, among the Company, BioPharma Credit PLC and BioPharma Credit Investments V (Master) LP, as amended from time to time, to among other things reflect the impact of the Sixth Amendment Qualifying Financing (up to a maximum number of 17,500,000 warrants); and (d) amend or restructure certain of its other outstanding contractual obligations as promptly as practicable and in any event not later than thirty days following the effective date of a Sixth Amendment Qualifying Financing.

The Company has also agreed to, among other things, permit the Required Lenders (as defined in the Loan Agreement) to designate one individual to serve on the Company’s Board of Directors (following completion of the Sixth Amendment Qualifying Financing) and one individual to serve as an observer or (following completion of the Sixth Amendment Qualifying Financing) two individuals to serve as observers, with the authority to attend and receive materials relating to (but not vote at) meetings of the Company’s Board of Directors. Each such appointment shall be terminated immediately upon the payment in full of all of the Company’s obligations under the Loan Agreement, in each case on the basis more particularly described in the Sixth Amendment.

The foregoing description of the Sixth Amendment does not purport to be complete and is qualified in its entirety by reference to the Sixth Amendment which is attached to this Form 6-K as Exhibit 4.1.

This report on Form 6-K, including Exhibit 4.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-259874, File No. 333-264611 and File No. 333-271538), and the registration statements on Form F‑3 (File No. 333-264609 and File No. 333-271624), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1

Sixth Amendment to Loan Agreement, dated June 7, 2023, by and among LumiraDx Investment Limited, BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: June 7, 2023
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer